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Confidential Treatment Requested by Envision Healthcare Holdings, Inc.
Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN
OMITTED AND FILED SEPARATELY WITH THE COMMISSION.
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED
PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING
PLACEHOLDER "[***]"

July 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Envision Healthcare Holdings, Inc.
Registration Statement on Form S-1
File No. 333-189292

Dear Mr. Riedler:

          On behalf of Envision Healthcare Holdings, Inc. (the "Company"), as discussed with Matthew Jones on July 15, 2013, we supplementally submit on behalf of the Company this letter related to the Staff's review of the above-referenced Registration Statement on Form S-1 (as amended, the "Registration Statement").

          The purpose of this letter is to notify the Staff of the proposed price range and share number information expected to be included in the Company's preliminary prospectus (the "Preliminary Prospectus") forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the Company's shares of common stock (the "Shares") is expected to be between $[***] and $[***] per Share, after giving effect to a [***] for 1 stock split of our Shares (which will occur prior to the launch of the offering). It is expected that [***] Shares will be offered to the public by the Company. The underwriters are expected to have an option to purchase up to an additional [***] Shares from the Company. We have attached herewith as Annex A for the Staff's review certain sections of the Registration Statement revised to reflect the inclusion of the price range and related information, and assuming an offering price of $[***] per share, the midpoint of the price range set forth above.

Jeffrey P. Riedler	July 19, 2013

          The Company expects to file Amendment No. 2 to its Registration Statement during the week of [***], 2013 to reflect the Company's financial information for the six months ended June 30, 2013 and 2012 and to file additional exhibits to the Registration Statement. The Company and the underwriters are currently preparing to begin the road show for the offering on or about [***], 2013. To the extent feasible, we appreciate the Staff's efforts to provide any further comments on the Registration Statement as soon as possible.

          Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Securities and Exchange Commission's Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter and the attached Annex A to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose.

          If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6375.

Regards,
/s/ Peter J. Loughran
Peter J. Loughran
cc:
Matthew Jones
John Krug
Scott Wuenschell
Joel Parker
            Securities and Exchange Commission
Craig A. Wilson, Esq.
            Envision Healthcare Holdings, Inc.

Confidential Treatment Requested by Envision Healthcare Holdings, Inc.
Under 17 C.F.R. § 200.83

 Annex A

[***]

Confidential Treatment Requested by Envision Healthcare Holdings, Inc.
Under 17 C.F.R. § 200.83

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Confidential Treatment Requested by Envision Healthcare Holdings, Inc. Under 17 C.F.R. § 200.83
Annex A [***]